Exhibit 99.3

September 7, 2021

Peter Tassiopoulos

Chief Executive Officer

Sphere 3D Corp.

895 Don Mills Road, Building 2, Suite 900

Toronto, Ontario, Canada M3C 1W3

Re: Amendment to Placement Agency Agreement

Dear Mr. Tassiopoulos:

Reference is hereby made to that certain Placement Agency Agreement, dated September 2, 2021 (the "Placement Agency Agreement"), by and between Sphere 3D Corp. (the "Company") and Maxim Group LLC, as exclusive placement agent for the Company (the "Placement Agent"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Placement Agency Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Maxim agree as follows:

1. Amendment to Section 3.A of the Agreement. Section 3.A of the Agreement is hereby amended and restated as follows:

"SECTION 3. COMPENSATION. In consideration for the services to be provided for hereunder, the Company shall pay to the Placement Agent or their respective designees their pro rata portion (based on the securities placed) of the following compensation with respect to the Securities which they are placing:

A. A cash fee (the "Cash Fee") equal to an aggregate of (i) seven percent (7%) of the initial $120,000,000 in gross proceeds raised in the Placement and (ii) three percent (3.0%) of the remaining aggregate gross proceeds raised in the Placement. The Cash Fee shall be paid at the closing of the Placement (the "Closing")…."

Except as specifically amended hereby, the Agreement shall remain in full force and effect and all other terms of the Agreement remain unchanged. To the extent any provision of the Agreement is inconsistent with this Letter Agreement, this Letter Agreement shall control.

[Remainder of Page Left Blank]

Sphere 3D Corp.

September 7, 2021

This Amendment may be executed in counterparts and by facsimile transmission.

Yours truly,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name: Clifford Teller
Title: Executive Managing Director & Head of Investment Banking

ACCEPTED AND AGREED TO

AS OF THE DATE FIRST ABOVE WRITTEN:

SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer

[Signature Page to Amendment to Placement Agency Agreement]

405 Lexington Avenue * New York, NY10174 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com